Exhibit 99.1

WiMi Announces the Release of Its New MR Head-Mounted Display Product “WiMi Hologram Soft Light”

BEIJING, Oct. 26, 2020 --WiMi Hologram Cloud Inc. (Nasdaq: WIMI) (“WiMi” or the “Company”), a leading augmented reality (“AR”) service provider in China, today announced the upcoming launch of its new Mixed Reality (“MR”) head-mounted display product “WiMi Hologram Soft Light”, which will further expand the Company’s suite of holographic product offerings.

Recognizing the growing demand of customers for quality MR head-mounted display products, the Company has leveraged its cutting-edge technical capabilities to design the “WiMi Hologram Soft Light” (the “Product”). The Company plans to launch the Product by the end of 2020. The Product will feature a number of state-of-the-art upgrades related to image color management, wearing experience, and device compatibility. The Company has cooperated with SONY to integrate a powerful image processing engine into the Product, allowing it to display colors vividly and provide its users with a higher picture quality. At the same time, the Company has also integrated infinity focus imaging technology into the Product to reduce user fatigue, which is commonly caused by the continual use of MR head-mounted display products as well as extended periods of time spent focusing on screens at close proximity, thus greatly improving the customer’s wearing experience. In terms of device compatibility, the Product will support connection with several types of drones and professional cameras.

Mr. Shuo Shi, Chief Executive Officer of WiMi, commented, “We are pleased to announce the upcoming launch of the ‘WiMi Hologram Soft Light’ as we believe that users will find it both useful and intuitive to wear. During the product development process, we focused on enhancing the Product’s image display quality, design, and ability to interface with other devices through countless rounds of iteration. As a result of these efforts, we believe that we have created a truly world-class MR product and taken one step closer to laying the foundation for our future expansion in this market going forward. Looking ahead, as the adoption of 5G and the development of other cutting-edge technologies continue to accelerate, we plan to leverage our strong technical expertise and knowledge of MR products to bolster our product mix, expand our market share, and deliver more long-term value for our shareholders.”

About WIMI Hologram Cloud Inc.

WiMi Hologram Cloud, Inc.(NASDAQ:WIMI), whose commercial operations began in 2015, operates an integrated holographic AR application platform in China and has built a comprehensive and diversified holographic AR content library among all holographic AR solution providers in China. Its extensive portfolio includes 4,654 AR holographic contents. The company has also achieved a speed of image processing that is 80 percent faster than the industry average. While most peer companies may identify and capture 40 to 50 blocks of image data within a specific space unit, WiMi collects 500 to 550 data blocks.

Safe Harbor Statement

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Among other things, the business outlook and quotations from management in this press release, as well as the Company’s strategic and operational plans, contain forward−looking statements. The Company may also make written or oral forward−looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20−F and 6−K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward−looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of the AR holographic industry; and the Company’s expectations regarding demand for and market acceptance of its products and services. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and current report on Form 6-K and other documents filed with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable laws.

For investor and media inquiries, please contact:

WIMI Hologram Cloud Inc.

Email: pr@wimiar.com

ICR, LLC

Sharon Zhou

Tel: +1 (646) 975-9495

Email: wimi@icrinc.com